September 14,
2018

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

       Re: Itamar Medical Ltd.
           Draft Registration Statement on Form 20-F
           Submitted August 20, 2018
           CIK No. 0001613170

Dear Mr. Basson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F Submitted August 20, 2018

If health care providers are not adequately reimbursed..., page 4

1. We note your disclosure on page 54 that most Medicaid payors currently do not cover
       HSATs. If true, please revise your risk factor to clarify.

The loss of one or more of our material customers..., page 7

2. Please provide us your analysis of (1) whether disclosure of the names of the customers that you mention in this risk factor is necessary for investors to evaluate the risk, and (2)
 Shy Basson
FirstName LastNameShy Basson
Itamar Medical Ltd.
Comapany 14, 2018
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         whether any agreements with those customers must be filed as exhibits to this registration statement.
Provisions of our Amended and Restated..., page 32

3. Please tell us which agreements may be terminated upon a change of control.
The government tax benefits..., page 35

4. We note your disclosure regarding requirements for maintaining the benefits. In an appropriate section of your document, disclose the material requirements, and quantify the amount that you may be required to refund if you do not meet the applicable requirements.
5. Please quantify the effect of the tax benefit during the periods presented.
PSG-like Accuracy, page 47

6. Please reconcile the caption of this subsection and your disclosure on page 43 regarding
         PSG-like accuracy with your disclosures like on page 50 regarding "moderate agreement"
         and "reasonable accuracy."
Clinical Results and Studies, page 49

7. We note your disclosure regarding funded and independent studies. Please clarify whether you funded the studies you cite.
8. Please disclose the criteria that you used to determine which studies to present in this section. Tell us whether any other studies satisfy these criteria. Also tell us how those criteria ensure that your disclosure is a balanced presentation of relevant data.
9. Please clarify your disclosure of the study data. For example, it is unclear what the disclosure in the clauses numbered (3) and (4) in the third paragraph on page 50 is intended to convey to investors.
The United States Market, page 59

10. We note your disclosure in the last paragraph that you have FDA approval through the
         501(k) clearance path for the WatchPAT200/U and Endo PAT 2000. Please tell us the basis for your conclusions that the 501(k) clearance means that the FDA has approved the products. Also, in an appropriate section of your document, please clarify whether the related services and accessories that you mention on page 48 require additional clearance before you can market them in the relevant jurisdictions.
11. In an appropriate section of your document, please address any material obligation to report to a regulatory body adverse events involving your products or services.
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Itamar Medical Ltd.
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The European Market, page 60

12. Please clarify the expiration date of the certificates that you mention in the penultimate paragraph of this section. Also disclose any material limitations that apply to your use of the certificates beyond the expiration of the transition period. Revenues, page 72

13. Where you disclose material changes in revenues between periods, such as on pages 72,
         74 and 76, please also discuss the extent that such changes are attributable to changes in price or volume.
14.      We note your reference to sales of CPAP devices like on pages 73 and
75. Please clarify
         the extent of your revenue from devices other than WatchPAT and EndoPAT in each period presented. Also, clarify the extent of revenue from services and from sales of disposables in each period.
Compensation, page 91

15. Please tell us which positions are included in the table on page 91 that are not identified in the table on page 87.
16. Please tell us the authority on which you rely to limit the compensation disclosed in the table on page 91 to cash and cash-equivalent compensation.
17. Please clarify how shareholders modified options in May 2018 as mentioned on page 38.
         Also, please tell us the amount of the salary increase approved in May 2018 as mentioned on page 38, and tell us whether investors were informed of the milestones mentioned on page 94 when they approved the cash bonus mentioned on page 38. Compensation of Non-Employee Directors, page 94

18. Please reconcile your disclosure in this section with the penultimate paragraph on page F-
         27.
Election of Directors, page 96

19. We note the disclosure in the third paragraph of this section that excludes independent directors. Please address how independent directors are removed. Related Party Transactions, page 112

20. Please disclose the extent of each related party's interest in the 2018 private placement.
21. Please provide us your analysis of whether the repayment of the shareholders' loans mentioned on page F-8 involved a related party transaction as contemplated by Form 20-F
         Item 7.B.
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FirstName LastNameShy Basson
Itamar Medical Ltd.
Comapany 14, 2018
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Memorandum and Articles of Association , page 118

22. Please tell us the authority on which you rely to qualify your disclosure by reference to
         Israeli law as you do in the first paragraph of this section. Liability to capital calls, page 119

23.      Please reconcile your disclosure in this section and section 6 of exhibit 1.2. We also note
         the last sentence of section 7 in exhibit 1.2.
Passive Foreign Investment Companies, page 131

24. Please reconcile your disclosure at the bottom of page 131 that you intend to provide investors information necessary to make the election with your disclosure on page 31 that you do not intend to provide the information.
American Depositary Shares, page 137

25. Disclose the amount of "Registration or transfer fees" mentioned on page 140.
26. Describe the procedures for transmitting notices, reports and proxy soliciting material.
Report of Independent Registered Public Accounting Firm, page F-3

27. Please amend your filing to include an audit report that is dated and signed by your independent registered public accounting firm as required by Rule 2-02(a) of Regulation
         S-X. Refer to Item 302(a) of Regulation S-T which provides guidance on including signatures in electronic filings.
Item 19. Exhibits, page 148

28. We note your risk factors on pages 9 and 10; please file as exhibits to your registration statement your agreements with the suppliers upon which your business is substantially dependent and the agreements governing your credit facility. Also please tell us why you have not included the agreements governing the 2018 private placement that you mention on page 81, and the consultancy and employment agreements mentioned on pages 93 and
         94.
29. Your exhibit index indicates that exhibit 2.5 is an English summary. Please provide us your analysis of how providing a summary rather an a translation is consistent with Rule
         12b-12(d).
30.      Please file the attachments missing from exhibit 2.4.


        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
Chief, at 202-551-3676 if you have questions regarding comments on the financial statements
 Shy Basson
Itamar Medical Ltd.
September 14, 2018
Page 5

and related matters. Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                         Sincerely,
FirstName LastNameShy Basson
                                                         Division of
Corporation Finance
Comapany NameItamar Medical Ltd.
                                                         Office of Electronics
and Machinery
September 14, 2018 Page 5
cc:       Ido Zemach, Esq.
FirstName LastName